CULLINAN ONCOLOGY, INC.

One Main Street, Suite 1350

Cambridge, MA 02142

March 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jimmy McNamara

Re:	Cullinan Oncology, Inc.

Registration Statement on Form S-3 (File No. 333-270384)

Ladies and Gentlemen:

We hereby withdraw Cullinan Oncology Inc’s request for acceleration of effectiveness of the Registration Statement on Form S-3 (File No. 333-270384) made on March 9, 2023.

Please direct any questions regarding this filing to Tom Danielski at (617) 235-4961.

CULLINAN ONCOLOGY, INC.

By:	/s/ Jeffrey Trigilio
Name:	Jeffrey Trigilio
Title:	Chief Financial Officer